DALE MATHESON
CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. · James F. Carr-Hilton Ltd. · Kenneth P. Chong Inc. · Alvin F. Dale Ltd. · Barry S. Hartley, Inc. · Reginald J. LaBonte Ltd. · Robert J. Matheson, Inc. · Rakesh I. Patel Inc. · F.M. Yada FCA Inc.
South Surrey: Michael K. Braun Inc. · Peter J. Donaldson, Inc.
Port Coquitlam: Wilfred A. Jacobson Inc. · G.D. Lee Inc. · Fraser G. Ross, Ltd. · Brian A. Shaw Inc.

May 25, 2010

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

and

Alberta Securities Commission
4th Floor, 300 - 5th Ave., SW
Calgary, AB T2P 3C4

Dear Sirs:

Re: Reg Technologies Inc. (the "*Company*")
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with us no longer being appointed as auditors of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated May 25, 2010, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company as this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Barry S. Hartley, CA
Partner - Regulatory and Assurance Group
(Incorporated professional: Barry S. Hartley Inc.)

cc: TSX Venture Exchange

TSX-V: RRE.V

NOTICE OF CHANGE OF AUDITOR

TO: The British Columbia Securities Commission
Alberta Securities Commission

AND TO: ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

To: Dale Matheson Carr-Hilton Labonte LLP "DMCL" Chartered Accountants

And To: ACAL Group, Chartered Accountants

Reg Technologies Inc.. ("the *Company*") hereby give notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

TAKE NOTICE THAT:

1. The Company has requested that, DMCL Chartered Accountants, resign as auditors of the Company effective **May 25, 2010** and ACAL Group, Chartered Accountants was appointed as auditors of the Company on **May 25, 2010.**

2. Both the resignation of DMCL Chartered Accountants and the appointment of ACAL Group, Chartered Accountants were considered and approved by the Board of Directors and the Audit Committee of the Company;

3. The Company reports that during the period of engagement of DMCL that there were no reservations in the reports of DMCL for the fiscal year ending April 30, 2009 reported on by DMCL; and

4. There have been no reportable events (as defined in 7(e) of the National Instrument 51-102) between the Company and DMCL, Chartered Accountants.

DATED at Vancouver, British Columbia this 25th day of May, 2010.

By Order of the Board of Directors

"John Robertson"

John Robertson
President